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CUSIP NO. 46579N                 Schedule 13G                     Page 1 of 10

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               IVANHOE MINES LTD.
                               ------------------
                                (Name of Issuer)

                           COMMON SHARES, NO PAR VALUE
                           ---------------------------
                         (Title of Class of Securities)

                                     46579N
                                     ------
                                 (CUSIP Number)

                                31 DECEMBER 2006
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of SECTION 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
SCHEDULE IS FILED:

[_] Rule 13d-1(b)
[_] Rule 13d-1(c)
[X] Rule 13d-1(d)
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CUSIP NO. 46579N                  Schedule 13G                     Page 2 of 10

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   1.    NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
         PERSONS (ENTITIES ONLY)

         Robert Martin Friedland
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) N/A

         (a)  [_]
         (b)  [_]

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   3.    SEC USE ONLY

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   4.    CITIZENSHIP OR PLACE OF ORGANIZATION:  American and Canadian

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   Number of Shares     5.    SOLE VOTING POWER:        101,842,325
   Beneficially Owned   --------------------------------------------------------
   by                   6.    SHARED VOTING POWER:      -0-
   Each Reporting       --------------------------------------------------------
   Person with          7.    SOLE DISPOSITIVE POWER:   101,842,325
                        --------------------------------------------------------
                        8.    SHARED DISPOSITIVE POWER: -0-
--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         101,842,325
--------------------------------------------------------------------------------
   10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: N/A

--------------------------------------------------------------------------------
   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 27.3%

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   12.   TYPE OF REPORTING PERSON:  IN

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

CUSIP NO. 46579N                  Schedule 13G                     Page 3 of 10

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   1.    NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
         PERSONS (ENTITIES ONLY)

         Newstar Holdings SRL
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   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) N/A

   (a)  [_]
   (b)  [_]

--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION:  Barbados

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   Number of Shares     5.    SOLE VOTING POWER:        81,131,524
   Beneficially Owned   --------------------------------------------------------
   by                   6.    SHARED VOTING POWER:      -0-
   Each Reporting       --------------------------------------------------------
   Person with          7.    SOLE DISPOSITIVE POWER:   81,131,524
                        --------------------------------------------------------
                        8.    SHARED DISPOSITIVE POWER: -0-
--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         81,131,524
--------------------------------------------------------------------------------
   10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: N/A

--------------------------------------------------------------------------------
   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 21.7%

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   12.   TYPE OF REPORTING PERSON:  OO

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

CUSIP NO. 46579N                  Schedule 13G                     Page 4 of 10

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   1.    NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
         PERSONS (ENTITIES ONLY)

         Newstar Securities SRL
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) N/A

         (a)  [_]
         (b)  [_]

--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION:  Barbados

--------------------------------------------------------------------------------

   Number of Shares     5.    SOLE VOTING POWER:        81,131,524
   Beneficially Owned   --------------------------------------------------------
   by                   6.    SHARED VOTING POWER:      -0-
   Each Reporting       --------------------------------------------------------
   Person with          7.    SOLE DISPOSITIVE POWER:   81,131,524
                        --------------------------------------------------------
                        8.    SHARED DISPOSITIVE POWER: -0-
--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         81,131,524
--------------------------------------------------------------------------------
   10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: N/A

--------------------------------------------------------------------------------
   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 21.7%

--------------------------------------------------------------------------------
   12.   TYPE OF REPORTING PERSON:  OO

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

CUSIP NO. 46579N                  Schedule 13G                     Page 5 of 10

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   1.    NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
         PERSONS (ENTITIES ONLY)

         Australian Bulk Minerals SRL
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   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) N/A

         (a)  [_]
         (b)  [_]

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   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION:  Barbados

--------------------------------------------------------------------------------

   Number of Shares     5.    SOLE VOTING POWER:        50,322,533
   Beneficially Owned   --------------------------------------------------------
   by                   6.    SHARED VOTING POWER:      -0-
   Each Reporting       --------------------------------------------------------
   Person with          7.    SOLE DISPOSITIVE POWER:   50,322,533
                        --------------------------------------------------------
                        8.    SHARED DISPOSITIVE POWER: -0-
--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         50,322,533
--------------------------------------------------------------------------------
   10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: N/A

--------------------------------------------------------------------------------
   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 13.5%

--------------------------------------------------------------------------------
   12.   TYPE OF REPORTING PERSON:  OO

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

CUSIP NO. 46579N                  Schedule 13G                     Page 6 of 10

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   1.    NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
         PERSONS (ENTITIES ONLY)

         Goldamere Holdings SRL
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   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) N/A

         (a)  [_]
         (b)  [_]

--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION:  Barbados

--------------------------------------------------------------------------------

   Number of Shares     5.    SOLE VOTING POWER:        50,322,533
   Beneficially Owned   --------------------------------------------------------
   by                   6.    SHARED VOTING POWER:      -0-
   Each Reporting       --------------------------------------------------------
   Person with          7.    SOLE DISPOSITIVE POWER:   50,322,533
                        --------------------------------------------------------
                        8.    SHARED DISPOSITIVE POWER: -0-
--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         50,322,533
--------------------------------------------------------------------------------
   10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: N/A

--------------------------------------------------------------------------------
   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 13.5%

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   12.   TYPE OF REPORTING PERSON:  OO

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

CUSIP NO. 46579N                  Schedule 13G                     Page 7 of 10


Pursuant to Rule 13d-2(b) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned are hereby amending their Schedule 13G Statement dated December 31, 2003 (the "Schedule 13G") and as amended on December 31, 2005 to reflect Newstar Securities' increased ownership percentage in ABM. Capitalized terms used herein have the meanings ascribed to them in the Schedule 13G.

ITEM 1

No changes.

ITEM 2

No changes.

ITEM 3

No changes.

ITEM 4.  OWNERSHIP

     a.  Amount Beneficially Owned:

                  Goldamere directly beneficially owns an aggregate of 50,322,533 Shares. ABM may be deemed to beneficially own an aggregate of 50,322,533 Shares as a result of its voting and dispositive power over 50,322,533 Shares beneficially owned by Goldamere, its wholly-owned subsidiary. Newstar Securities may be deemed to beneficially own an aggregate of 81,131,524 Shares as a result of its voting and dispositive power over 50,322,533 Shares beneficially owned by ABM, its 91.91% subsidiary, in addition to the 30,808,991 Shares owned directly by it. Newstar Holdings may be deemed to beneficially own an aggregate of 81,131,524 Shares as a result of its voting and dispositive power over 81,131,524 Shares beneficially owned by Newstar Securities, its wholly-owned subsidiary. Mr.
         Friedland may be deemed to beneficially own an aggregate of 101,842,325 Shares as a result of his voting and dispositive over 81,131,524 Shares beneficially owned by Newstar Holdings, his wholly-owned company, in addition to the 20,710,801 Shares owned directly by him, 900,000 of which are options exercisable into Shares in the next 60 days.

     b.  Percent of class:

                  Mr. Friedland may be deemed to beneficially own approximately 27.3% of the outstanding Common Shares. Newstar
         Holdings and Newstar Securities may be deemed to beneficially own approximately 21.7% of the outstanding Common Shares. ABM and Goldamere may be deemed to beneficially own approximately 13.5% of the outstanding Common Shares.

CUSIP NO. 46579N                  Schedule 13G                     Page 8 of 10


    c. Number of shares as to which such person has sole and shared power to vote and sole and shared power to dispose:

                  Goldamere may be deemed to have sole power to direct the voting and disposition of the 50,322,533 Shares it beneficially owns. ABM may be deemed to have sole power to direct the voting and disposition of the 50,322,533 Shares beneficially owned by Goldamere, its wholly-owned subsidiary. Newstar Securities may be deemed to have sole power to direct the voting and disposition of the 50,322,533 Shares beneficially owned by ABM, its 91.91% subsidiary, in addition to the 30,808,991 Shares owned directly by it. Newstar Holdings may be deemed to have sole power to direct the voting and disposition of the 81,131,524 Shares beneficially owned by Newstar Securities, its wholly-owned subsidiary. Mr. Friedland may be deemed to have sole power to direct the voting and disposition of the 81,131,524 Shares beneficially owned by Newstar Holdings, his wholly-owned company, in addition to the 20,710,801 Shares owned directly by him, 900,000 of which are options exercisable into Shares in the next 60 days.

ITEM 5.

No changes.

ITEM 6.

No changes.

ITEM 7.

No changes.

ITEM 8.

No changes.

ITEM 9.

No changes.

ITEM 10.

No changes.

                 [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 46579N                  Schedule 13G                     Page 9 of 10


SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of February 1, 2007


                                          /s/ Robert Martin Friedland
                                          ------------------------------------
                                          Robert Martin Friedland


                                          NEWSTAR HOLDINGS SRL


                                          By:  /s/ Robert Martin Friedland
                                               -------------------------------
                                               Name:  Robert Martin Friedland
                                               Title: President


                                          NEWSTAR SECURITIES SRL


                                          By:  /s/ Robert Martin Friedland
                                               -------------------------------
                                               Name:  Robert Martin Friedland
                                               Title: President


                                          AUSTRALIAN BULK MINERALS SRL


                                          By:  /s/ Robert Martin Friedland
                                               -------------------------------
                                               Name:  Robert Martin Friedland
                                               Title: President


                                          GOLDAMERE HOLDINGS SRL


                                          By:  /s/ Robert Martin Friedland
                                               -------------------------------
                                               Name:  Robert Martin Friedland
                                               Title: President

CUSIP NO. 46579N                  Schedule 13G                     Page 10 of 10


                                EXHIBIT INDEX


Exhibit 99.1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed as an exhibit to Schedule 13G filed on February 13, 2003).